UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ROYAL MINES AND MINERALS CORP.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE.
(Title of Class of Securities)

78033P 10 1
(CUSIP Number)

GREGG SEDUN
GJS CAPITAL CORP.
1500-1040 West Georgia Street
Vancouver, BC V6E 4HB
Tel: (604) 790-5339
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)	Names of Reporting Person: GREGG SEDUN

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
a. [ ]
b. [X]

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

(6)	Citizenship or Place of Organization: CANADA

Number of Shares Beneficially by Owned by Each Reporting Person With:

(7)	Sole Voting Power: N/A

(8)	Shared Voting Power: 15,065,570 common shares(1)

(9)	Sole Dispositive Power: N/A

(10)	Shared Dispositive Power: 15,065,570 common shares(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,065,570 common shares(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

(13)	Percent of Class Represented by Amount in Row (11): 6.2%

(14)	Type of Reporting Person (See Instructions): IN

Note:

(i)	The number of shares listed as beneficially owned by Mr. Sedun consists of: 15,065,570 common shares held by GJS Capital Corp.;

CUSIP No. 78033P 10 1

1.	Names of Reporting Person: GJS CAPITAL CORP.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
a.[ ]
b.[X]

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: British Columbia

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: N/A

8.	Shared Voting Power: 15,065,570 common shares(1)

9.	Sole Dispositive Power: N/A

10.	Shared Dispositive Power: 15,065,570 common shares(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,065,570 common shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 6.2%

14.	Type of Reporting Person (See Instructions): CO

Note:
(1)	The number of shares listed as beneficially owned by GJS Capital Corp. consists of 15,065,570 common shares held directly by GJS Capital Corp.

CUSIP No. 78033P 10 1

ITEM 1.                SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is common stock, $0.001 par value per share, of ROYAL MINES AND MINERALS CORP. (the “Issuer”). The principal executive office of the Issuer is located at 2580 Anthem Village Dr. Henderson, NV 89052.

ITEM 2.                IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed by:

	(i)	Gregg Sedun, an individual; and
	(ii)	GJS Capital Corp., an British Columbia Company (“GJS”);.

Each of the forgoing may be referred to individually in this information statement as a “Reporting Person”, and collectively as the “Reporting Persons”.

(b)	The principal business address for each of the Reporting Persons is 1500-1040 West Georgia Street

(c)	Vancouver, BC V6E 4HB.

(d)	The principal business of GJS is investing in businesses and securities. Mr. Sedun is an Vancouver businessman at the business address identified under Item 2(b) of this information statement.

(e)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)

No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g)	GJS was formed under the laws of the State of British Columbia. Mr. Sedun is a citizen of Canada.

ITEM 3.                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Loan Settlement

On September 23, 2016, the Issuer entered into an amended and restated loan and joint venture agreement (the “Amendment Agreement”) with GJS and Gregg Sedun. The Amendment Agreement replaces in its entirety the original loan and joint venture agreement (the “Original Agreement”) dated April 16, 2014, between the Issuer and GJS. Under the terms of the Amendment Agreement, the issuer issued 15,065,570 shares of the Issuer’s common stock to GJS as part of the terms of the settlement of $329,000 in outstanding indebtedness.

ITEM 4.                PURPOSE OF TRANSACTION.

The securities beneficially owned by the Reporting Persons were acquired for investment purposes.

The Reporting Persons may, in the future, exercise the warrants and the options held by them. In addition, the Reporting Persons may, from time to time, acquire additional securities of the Issuer and retain or sell all or a portion of the Issuer’s securities held by the Reporting Persons in open market transactions or in privately negotiated transactions.

As of the date hereof, and except as otherwise disclosed above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

CUSIP No. 78033P 10 1

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.                INTEREST IN SECURITIES OF THE ISSUER.

(a)        Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Persons beneficially owned the following securities of the Issuer:

Name	Title of Security	Amount	Percentage of Shares of Common Stock*
Gregg Sedun	Common Stock	15,065,570(1)	6.2%
GJS Capital Corp.	Common Stock	15,065,570(1)	6.2%

*

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Schedule 13D Statement. As of September 30, 2016, the Issuer had 243,859,204 shares of common stock, issued and outstanding.

(1)	The number of shares listed as beneficially owned by Mr. Sedun and GJS consists of 15,065,570 common shares held directly by GJS Capital Corp:

(b)	Power to Vote and Dispose of the Issuer Shares:

CUSIP No. 78033P 10 1

Gregg Sedun may be deemed to share voting and dispositive power with respect to all of the securities of the Issuer beneficially owned by the Reporting Persons.

(c)	Transactions Effected During the Past 60 Days:

The information required by this Item 5(c) is provided in Items 3 and 4 of this information statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

No person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Shares other than the Reporting Persons.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.                CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Under the terms of the Amendment Agreement, GJS has agreed to extend the previously advanced $150,000 Loan (the “Principal”). The loan bears interest at a rate of 6% per annum, compounded annually and now has a maturity date of December 31, 2016 (the “Maturity Date"). The Issuer settled $329,000 in outstanding indebtedness in exchange for 15,065,570 shares of common stock of the Issuer. Also, the Issuer has agreed to transfer 1,400,000 of its 1,600,000 common shares of Gainey Capital Corp. to GJS. GJS represented that it was not a "US Person" as that term is defined by Regulation S of the Securities Act of 1933, as amended.

At any time prior to the Maturity Date, on 65 days’ notice, GJS may elect to receive units (each a “Unit") of the Issuer in exchange for any portion of the Principal outstanding on the basis of one Unit for each $0.05 of indebtedness converted (the “Unit Conversion Option"). Each Unit consists of one share of the Issuer’s common stock and one warrant to purchase an additional share of the Issuer's common stock at a price of $0.10 per share for two years from the date of issuance. If GJS exercises the Unit Conversion Option, GJS will forgive the interest that that accrued on the converted portion of the Principal.

If GJS exercises the Unit Conversion Option, GJS will receive a net profits interest (the “Net Profits Interest”) on any future profits received by Issuer that are derived from the Issuer’s process for the recovery of precious metals from coal ash and other materials (the “Technology”) on the basis of 1% of the Issuer’s net profits for every $10,000 of converted Principal. The Net Profits Interest will terminate when GJS receives eight times the amount of converted Principal.

The Issuer also agreed that in circumstances where Mr. Sedun introduces sub-licensees or joint venture partners (“Partners”) to the Issuer for the purpose of using the Issuer’s Technology, the Issuer shall pay 20% of the net cash proceeds received by the Issuer from the Partners (the “Partnership Interest”) to Mr. Sedun. The Issuer is under no obligation to enter into an agreement or terminate any future agreement with any Partners.

ITEM 7.                MATERIAL TO BE FILED AS EXHIBITS.

1.	Loan and Joint Venture Agreement dated April 16, 2014, between Royal Mines and Minerals Corp. and GJS Capital Corp.(1)
2.	Amended and Restated Loan and Joint Venture Agreement dated September 23, 2016, between Royal Mines and Minerals Corp. and GJS Capital Corp. (2)
3.	Joint Filing Agreement between Gregg Sedun and GJS Capital Corp.

(1)	Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on April 21, 2016 (SEC Accession No. 0001062993-14- 002297).

(2)	Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on September 28, 2016 (SEC Accession No. 0001062993- 16-011577).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GJS CAPITAL CORP.
Dated:	October 4, 2016
		By:	/s/ Gregg Sedun
Gregg Sedun, Director

Dated:	October 4, 2016		/s/ Gregg Sedun
GREGG SEDUN

CUSIP No. 78033P 10 1

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock of ROYAL MINES AND MINERALS CORP. beneficially owned by each of them and further agree that this Joint Filing Agreement may be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 4th day of October, 2016.

GJS CAPITAL CORP.
Dated:	October 4, 2016
		By:	/s/ Gregg Sedun
Gregg Sedun, Director

Dated:	October 4, 2016		/s/ Gregg Sedun
GREGG SEDUN